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                                                   Filed by Gart Sports Company
                                                           Pursuant to Rule 425
                                               Under the Securities Act of 1933

                                          Subject Company:  Gart Sports Company
                                                Commission File No.:  333-59090


FOR IMMEDIATE RELEASE:                                                     NEWS
----------------------
May 9, 2001                               Nasdaq National Market-GRTS, AMEX-OSH


                     GART SPORTS SETS STOCKHOLDER MEETING
                            AND OSHMAN CLOSING DATE

DENVER- Gart Sports Company (Nasdaq National Market: GRTS) today announced that the registration statement the Company has filed with the Securities and Exchange Commission (SEC) related to Gart Sports' merger with Oshman's Sporting Goods has been declared effective.

Proxy statements associated with the merger are being mailed today by both Gart Sports and Oshman's to their respective stockholders of record as of May 7, 2001. Special stockholder meetings are scheduled for June 7, 2001 for both companies and the closing of the transaction is expected to occur on or about the same date.

As previously reported, stockholders representing a majority of the common stock in both companies have already committed to vote in favor of the merger.

Gart Sports is the second largest, publicly traded, full-line sporting goods retailer in the United States and the leading full-line sporting goods retailer in the Rocky Mountain region. The Company offers a comprehensive high-quality assortment of brand name sporting apparel and equipment at competitive prices, and currently operates 119 stores in 16 states under the Gart Sports and Sportmart names.

Oshman's currently operates 58 sporting goods specialty stores, including 44 SuperSports USA stores and 14 traditional stores. The Company's SuperSports USA stores are located primarily in medium to large metropolitan areas across the United States, offering high-quality name brand and private label equipment and sportswear. Oshman's SuperSports USA stores utilize interactional merchandising by offering sports test-play areas, including basketball courts, batting cages, golf simulators and tennis courts.


The foregoing communication is being filed pursuant to Rule 425 under the Securities Act of 1933. This communication does not constitute an offer to sell or the solicitation of an offer to buy securities.
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Gart Sports Company ("Gart") has filed a Registration Statement on Form S-4 under the Securities Act of 1933 in connection with the merger, and each of Gart and Oshman's Sporting Goods, Inc. ("Oshman's") has mailed a Joint Proxy Statement/Prospectus to its respective stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Gart, Oshman's, the merger and related matters. Investors and security holders may obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission ("SEC") at http//www.sec.gov.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Gart and Oshman's file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Gart or Oshman's at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. The filings of Gart and Oshman's with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http/www.sec.gov.

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Gart's and Oshman's stockholders' meetings to be postponed or the closing of the merger of the two companies to be postponed or terminated. Those and other risks are more fully described in Gart's and Oshman's filings with the SEC.